SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For January 28, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F x Form 40-F
                             ------------ ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                               -------- ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Result of AGM announcement dated 28 January 2005






                                 Allied Domecq PLC

                      Results of Annual General Meeting 2005



Allied Domecq PLC announces the results of the voting by poll undertaken at its Annual General Meeting held earlier today: -


Resolution    Subject                            Votes For        Votes Against   Votes Withheld   Result
1.            Adoption of Report & Accounts      700,933,377          617,524       10,951,972    Carried
2.            Declaration of Final Dividend      709,894,879           16,440        2,590,197    Carried
3.            Approval of Directors'             650,738,641       14,519,441       47,243,977    Carried
              Remuneration Report
4.            Re-election of Graham              698,867,501          724,590       12,910,075    Carried
              Hetherington
5.            Re-election of David Scotland      697,946,052          750,158       13,805,956    Carried
6.            Re-election of Richard Turner      698,864,124          731,595       12,907,154    Carried
7.            Reappointment of Auditor           699,051,901        2,405,600       11,042,372    Carried
8.            Directors' Authority to            708,919,519          947,238        2,631,029    Carried
              Determine Auditor's
              Remuneration
9.            Authority to Allot Unissued        699,286,597       10,515,765        2,700,511    Carried
              Shares
10.*          Partial Disapplication of          700,098,123       11,716,923          687,827    Carried
              Pre-emption Rights
11.*          Authority to Purchase Own          709,618,795          215,404        2,668,674    Carried
              Shares
12.           Authority of Allied Domecq         687,502,384       21,834,779        3,164,105    Carried
              (Holdings) PLC to Make
              Political Donations and Incur
              Political Expenditure
13.           Approval of Performance Share      678,924,445       14,667,895       17,528,698    Carried
              Plan 2005
14.           Amendments to the rules of         695,019,243        3,003,854       13,102,488    Carried
              Long Term Incentive Plan 1999



(* Denotes Special Resolution)

Charles B. Brown
Director, Corporate Secretariat
Deputy Company Secretary
28 January 2005


ENDS






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

28 January 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary